AwayZone, Inc.
Statements of Cash Flows
(Unaudited)

	For the Year Ended December 31, 2018	For the Period October 30, 2017 (Inception) to December 31, 2017
Cash flows from operating activities:		
Net loss	$ (19,008)	$ (5,494)
Changes in operating assets and liabilities:		
	-	-
Net cash used in operating activities	(19,008)	(5,494)
Cash flows from investing activities		
App development and trademark	(39,985)	(22,279)
Net cash used in investing activities	(39,985)	(22,279)
Cash flows from financing activities:		
Proceeds from issuance of common stock	100	-
Proceeds from relayed party loan	64,487	27,773
Net cash provided by financing activities	64,587	27,773
Net cash increase for period	5,594	-
Cash at beginning of period	-	-
Cash at end of year	$ 5,594	$ -
Supplemental disclosure of cash flow information:		
Cash paid during the period for:		
Income taxes	$ -	$ -
Interest	$ -	$ -